NEWS For Immediate Release Agrium renews agreement for additional gas supply for Kenai facility	02-018 Date: December 13, 2002 Contact: Investor/Media Relations: Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta —Agrium Inc. (TSX and NYSE: AGU) announced today it has renewed an agreement with a major oil and gas producer in the Cook Inlet, Alaska for the supply of interruptible spot gas for the Kenai nitrogen facility for an additional 30-day period. This agreement follows the original 30-day agreement with this supplier announced by Agrium on November 21, 2002. This natural gas will supplement deliveries from Union Oil Company of California (Unocal) as referenced in Agrium’s third quarter press release on October 29, 2002. The delivery of this gas will allow the plant to operate at rates averaging between 75 and 100 percent of capacity, depending upon Unocal’s base supply.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.